

August 2, 2013

Via E-mail
Thomas A. Janochoski
Vice President & Secretary, Chief Financial Officer
Great Northern Iron Ore Properties
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, MN 55101-1361

> **Re: Great Northern Iron Ore Properties**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 1-00701**

Dear Mr. Janochoski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13

Trustees' & Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

Results of Operations, page 5

1.   We note that your total yearly distribution decreased from $15.00 to $14.00. Please confirm that in future filings you will provide further clarification of management's reasons for period-on-period changes in your distributions and discuss material trends

and uncertainties that impact the amount of distribution paid to certificate holders. Please provide draft disclosure with your response.

2.   We note your disclosure on page 6 that the Trustees intend to continue distributions and set the record date as of the last business day of each quarter. With a view to clarifying disclosure in future filings, please advise us when you plan to disclose the date of the final quarterly distribution to shareholders prior to the ultimate termination of the Trust.

3.   We note the discussion on page 14 regarding actions after the final distribution, including the statement that the actual net monies on hand and the Principal Charges account balance "will most likely fluctuate during the ensuing years and will not be 'final' until after the termination and wind-down of the Trust." With a view to clarifying disclosure in future filings, please provide us an anticipated timeline of the final distribution, wind-down and dissolution of the trust. It is unclear, for example, quantitatively and qualitatively what assets and liabilities you anticipate having after the final distribution.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director